December 27, 2004                                     CHRISTOPHER J. MELSHA
                                                      Direct Phone: 612-672-8343
                                                      Direct Fax: 612-642-8343
                                                      Chris.Melsha@maslon.com

Via Edgar Transmission and Federal Express

Jeffrey P. Riedler
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549-0405

         Re:      Hana Biosciences, Inc. (the "Company")
                  Amendment No. 3 to Registration Statement on Form SB-2, Filed December 23, 2004
                  File No. 333-118426

Dear Mr. Riedler:

      As counsel for the Company and on its behalf, this letter will respond to your comment letter dated December 9, 2004 with respect to the above-referenced matter (the "Comment Letter"). The following responses are numbered to correspond to the Comment Letter. Enclosed herewith for filing via Edgar is the Company's Pre-Effective Amendment No. 3 to the Registration Statement on Form SB-2 (the "Registration Statement"), plus six hard copies of the Registration Statement, three of which copies have been marked to indicate the revisions from the Company's amended filing made November 24, 2004.

Form SB-2

General

1. In your prior response letter, you stated that the Company planned to file Form 8-K relating to the intended change in fiscal year (Item 5.03). We were unable to locate this filing. Please advise.

Response: The Company disclosed the change of fiscal year under Item 5 of Part II of its Transition Report on Form 10-QSB filed October 22, 2004.

2. All financial statements to be filed by the Company subsequent to completion of the reverse acquisition should be those of the accounting acquirer, as adjusted to reflect the recapitalization of Hana. We noted that the historical

Jeffrey P. Riedler
December 27, 2004
Page 2

financial statements have not been adjusted to reflect this capitalization. Please revise the historical shares outstanding in all financial statements and related disclosures included in this filing to the ultimate exchange ratio implicit in the reverse acquisition.

Response: The financial statements and related disclosures have been revised to reflect the adjustments resulting from the Company's recapitalization events.

Summary, pages 3-6

3. Please eliminate or explain the jargon and technical terms in the forepart of your prospectus. For example, these words appear in your summary: "lingual," "oral mucosa" and "pharmacokinetic." Instead, please explain these concepts in concrete everyday language. Further, place any industry terms you use in context so those potential investors who do not work in your industry can understand the disclosure. See Rule 402(d)(2)(ii) of Regulation C.

Response: The Registration Statement has been revised to simplify the jargon and technical terms, as suggested.

4. Please revise your summary to include a discussion of your history of losses. The losses and your accumulated deficit should be quantified. This information and the information relating to your risks should be presented before the summary of your Corporate History. Please revise accordingly.

Response: The summary section has been revised to include a discussion of the Company's losses for the 9-month period ending September 30, 2004, as well as the Company's net losses and accumulated deficit since inception. In addition, the summary of risks has been moved before the summary of corporate history, as requested. See page 4.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 23

5. Please explain what you mean by "similar sources of capital previously described."

Response: The phrase was referring to the sources of capital discussed in the previous sentence - i.e., sale of shares or issuance of debt securities. The discussion has been revised to make more clear the potential sources of future financing. See page 21.

Jeffrey P. Riedler
December 27, 2004
Page 3

Research and Development Projects, page 26


6. Please revise to explain the term "pilot pharmacokinetic study" the first time it is used.

Response: The first time the term "pilot pharmacokinetic study" (now "initial pharmacokinetic study") is used is in the summary at page 3, where the Company has referred to the PK study as a study evaluating absorption, distribution, metabolism and elimination in and by the body. The Company has also included a similar explanation of the PK study at page 25 under "Management's Discussion and Analysis - Liquidity and Capital Resources - Research and Development Projects - Ondansetron Lingual Spray." The other reference to a PK study can be found at page 34 under "Our Company - Ondansetron Lingual Spray - Clinical and Regulatory Development Plan."

License Agreements, page 42

7. Please revise the description of your agreement with NovaDel on page 43 to disclose the value of the 73,121 shares issued to them.

Response: The discussion has been revised to explain that the Company issued such number of shares based on the license agreement provision requiring an issuance of $500,000 of its common stock based on the trailing 10-day average sale price. See page 39.

Exhibits

8. Please file your License and Development Agreement with NovaDel Pharma, Inc. as an exhibit to the registration statement prior to requesting acceleration for effectiveness.

Response: The Company has filed the NovaDel license agreement with the Registration Statement. Please note that the Company has requested confidential treatment of certain portions of the license agreement. The Company also understands that NovaDel has made a nearly identical request in connection with the filing of its agreement with its Form 10-Q for the quarter ended October 31, 2004.

Note 5, Issuance of Securities, page F-8

9. Refer to your response to comment 14. We note your explanation for determining compensation expense based on market values of $1.18 per share and $1.43 per share. Please tell us the dates for each stock option grant between November 1, 2003 and February 1, 2004 and provide a more specific explanation of how you determined the related market values. Discuss the relevance of the Company's stock trading price on each grant date. Also, we note that 270,884 options were granted between February 1, 2004 and February 15, 2004, when the Company completed its IPdR acquisition and sold 1,987,846 shares of common stock at $2.375 per share. Use of a value other than $2,375 per share for the options granted in February 2004 does not appear to be appropriate. We note that you issued options on August 18, 2004 at $2.37 per share, subsequent to the preferred stock issuance on July 21, 2004 at $3.34 per share. It appears that a fair value valuation of $3.34 per share in August may be more appropriate for determining compensation expense related to the options issued. Please advise.

Jeffrey P. Riedler
December 27, 2004
Page 4

Response: The Company's value of its common stock for the periods from inception to July 20, 2004 is as follows (share number of per share prices is pre-reverse merger and pre-reverse split):

             Date                 Shares      Price    Market Cap     Note
------------------------------- ------------ -------- -------------- -------
From Inception - 11/02            4,000,000     0.01         40,000    1
12/2002 through 2/3/04            4,000,000     1.18      4,720,000    2
2/4/04 - 2/17/04                  4,023,207     1.43      5,753,186    3
2/18/04- 7/20/04                  6,011,053     2.38     14,306,306    4

Note 1:  Par value.

Note 2: The step-up from $0.01 per share to $1.18 per share resulted from the Company's in-license of PT-523 in December 2002. PT-523 was a pre-clinical drug candidate that through the time period presented (12/02 - 2/7/04) reached several significant valuation events that caused the Company's market capitalization to increase. The events are as follows:

1.    PT-523 completed all pre-clinical testing which consisted of:
      o     Establishing a safety profile in animals prior to human use.
      o     Predicting toxicity in humans.
      o     Providing the rationale to conduct clinical trials in human beings.
      o     Establishing characteristics of drug substance such as:
            i.    Molecular modeling
            ii.   Physical, chemical and biological characteristics
            iii.  Preliminary analytical methods and release criteria
            iv.   Stability

2. The pre-clinical data was compiled into an Investigation New Drug (IND) Application and submitted to the FDA.

3.    The FDA accepted the Company's IND on May 2, 2003.

4. On August 13, 2003 the Institutional Review Board (IRB) for the Dana Farber Cancer Institute at Harvard University approved the Company to begin Phase I clinical trials. This is important because this step effectively moved our product candidate from pre-clinic status into Phase I status, a significant valuation jump in terms of market capitalization.

Jeffrey P. Riedler
December 27, 2004
Page 5

Other significant valuation events occurring from 12/2002 through 2/3/04:

Mark Ahn, President and CEO became the Company's first full time employee in November 2003.

The Company hired its first CFO in January 2004.

Note 3: Increase in market value to $1.43 is attributed to the Company in-licensing its second product candidate (IPdR) on February 4, 2004. IPdR was a pre-clinical drug candidate that had not yet reached any significant valuation events.

Note 4: Increase in market value to $2.375 is attributed to the Company closing a private placement of common stock on February 18, 2004 at $2.375 per share. Although the Company had received subscriptions for the common stock prior to February 18, 2004, each subscriber was required to re-confirm its subscription as a result of a certain disclosures that were not made to the investors prior to their subscriptions. Accordingly, each investor had the right to cancel its subscription, which would have required the Company to return any such investor's funds. The Company completed collections of the re-confirmations on February 18, 2004, the date of the closing. As a result of each investor having the right to withdraw (indeed, the Company could not have accepted any investor's subscription until it had re-confrimed), the Company did not view any increase in valuation until the collection of such confirmations was completed.

Option Grants from November 1, 2003 - February 1, 2004 (prices and shares are pre-reverse merger and pre-reverse-split:

  Grant          Expiration        Grantee          Exercise     Options
  Date              Date            Name              Price      Granted
--------------------------------------------------------------------------------
11/1/2003        11/1/2013        Employee        $   0.235      350,000
11/1/2003        11/1/2013        Employee        $   0.235       20,000
12/1/2003        12/1/2013         Vendor         $   2.375        5,000 Note 1
12/1/2003        12/1/2013         Vendor         $   2.375        5,000 Note 1
12/1/2003        12/1/2013         Vendor         $   2.375       10,000 Note 1
1/15/2004        1/15/2014        Employee        $   0.474      100,000
2/1/2004          2/1/2014        Employee        $   0.474      100,000
2/1/2004          2/1/2014       BOD Member       $   2.375       20,000 Note 2
2/1/2004          2/1/2014       BOD Member       $   2.375       20,000 Note 2
2/1/2004          2/1/2014       SAB Member       $   0.100       10,000
2/1/2004          2/1/2014       SAB Member       $   0.100       10,000
2/1/2004          2/1/2014       SAB Member       $   0.100       10,000
2/1/2004          2/1/2014       SAB Member       $   0.100       10,000
2/1/2004          2/1/2014       SAB Member       $   0.100       10,000
2/1/2004          2/1/2014       SAB Member       $   0.100       10,000

Jeffrey P. Riedler
December 27, 2004
Page 6

Note 1: In December 2003 various vendors completed work on behalf of Hudson Health Sciences, Inc. In March 2004 an agreement was reached between the Company and these vendors to have all amounts due for services rendered remunerated in equity instruments (i.e. stock options). At the time this agreement was reached the February private placement was completed and a market value of $2.375 per share was established. As a result, this price was used as the exercise price of the granted options. In an effort to record expense in the correct period, the option grant was back dated in order to have vesting occur on the anniversary date of the service period. In actuality, the option grant should have been dated March 2004 with vesting terms specifically detailed to coincide with a specified date.

Note 2: Similar to Note 1 above, in March 2004 the Company made a universal decision to compensate all Board members with grants of 20,00 stock options per member. At the time this agreement was reached the February private placement was completed and a market value of $2.375 per share was established. As a result, this price was used as the exercise price of the granted options. Again, these options were back dated to give effect and have vesting occur on the anniversary date of when each member joined the Board. In actuality, the option grant should have been dated March 2004 with vesting terms specifically detailed to coincide with a specified date.

Pro Forma Condensed Combined Financial Statements

10. Refer to your response to comment 16. Please tell us more specifically the basis for your conclusion that the non-detachable conversion rights relating to each Series A preferred share sold on July 21, 2004 were not in-the-money at the commitment date. We note that each of these preferred shares is convertible into
1.41 shares of the common stock of Email Real Estate.com (now Hana Biosciences). The value of each Series A preferred share in relation to the value of the Company's common stock at the commitment date appears to indicate thee existence of a beneficial conversion feature.

Response: Prior to the completion of the reverse merger with publicly held Email Real Estate.com (EMLR) on July 21, 2004, Hudson Health Sciences, Inc. sold shares of Series A Preferred Stock (the "Hudson Series A") at a price $3.34 per share in a private placement transaction. The terms of the Preferred Stock provided for conversion into Hudson common stock at an initial rate of 1-to-1, subject to adjustment for stock splits, combinations, and other recapitalizations.

The investors purchasing the Hudson Series A were making an investment in a private company (Hudson) at an arbitrarily determined price. The sale price of $3.34 per share was determined by Rodman and Renshaw, LLC, the placement agent in connection with the sale of the Hudson Series A, by dividing a "pre-money" valuation of the Company of $25,000,000 by the 7,490,894 fully-diluted shares of Hudson common stock outstanding prior to the offering. Because the terms of the Preferred Stock provided for conversion into Hudson common stock at a rate of 1-to-1, and the value of both classes of securities were equal, the Preferred Shares were not `in the money' as defined by EITF's 98-5 and 00-27 at the commitment date.

Jeffrey P. Riedler
December 27, 2004
Page 7

As stated above, the Hudson Series A shares were sold just prior to the completion of the reverse merger with EMLR on July 21, 2004. As a result, immediately prior to the reverse merger, Hudson had two outstanding classes of capital stock - Hudson Series A and Common Stock. However, because EMLR did not have a sufficient number of authorized common shares available for issuance to accommodate a post-transaction percentage ownership split of 87% Hudson/13% EMLR, EMLR created two classes of preferred stock - EMLR Series A and Series B - to be used as the merger consideration. Accordingly, to achieve the desired economic terms (i.e., 87%/13% split), each share of EMLR Series A and B was convertible into 1.41 common shares (after giving effect to the Registrant's reincorporation and reverse split on September 30, 2004) at such time as the Registrant had a sufficient number of authorized shares of common stock to allow for the conversion of all preferred shares. On September 30, 2004, the effective date of the reincorporation and reverse split, the Registrant's authorized capital was effectively increased, thereby providing enough authorized and unissued shares of common stock to accommodate the conversion of the Series A and Series B. Accordingly, all of the Series B Preferred automatically converted pursuant to its terms on September 30, 2004. Since September 30, 2004, the Series A Preferred may be converted at the election of the holder and will be automatically converted at the effective date of the Registration Statement. Had EMLR had a sufficient number of authorized common shares available at the time of the merger, the holders of Hudson's common stock and Hudson's Series A (which was sold immediately prior to the merger) would have received 1.41 shares of EMLR common stock in the merger; the EMLR Series A and Series B Preferred Stock was merely the vehicle used to provide the Hudson stockholders with the economic consideration to which they were entitled under the terms of the merger.

EITFs 98-5 and 00-27 provide that a beneficial conversion feature is present when the value paid for a specified security convertible into common stock is less than the fair market value the common stock on that date (the date of commitment). Although the Registrant's Series A and Series B stock is/was convertible into 1.41 shares of the Registrant's common stock, the value of the consideration paid by the holders of the preferred stock was equivalent to 1.41 shares of the Registrant's common stock at the time of the reverse merger. In other words, as a result of their negotiations in connection with the reverse merger, EMLR and Hudson effectively determined that each fully-diluted share of Hudson common stock (including Hudson Series A) was equivalent to 1.41 shares of EMLR common stock.

Jeffrey P. Riedler
December 27, 2004
Page 8

                                    * * * *

      Please do not hesitate to contact me or John P. Iparraguirre, the Company's Controller, at (650) 588-6377, with any questions concerning the Registration Statement or the responses included in this letter.

                                                      Very truly yours,

                                                      /s/ Christopher J. Melsha

                                                      Christopher J. Melsha


cc:      Russell L. Skibsted
         John P. Iparraguirre
         James Ledwith